

September 25, 2014

Via E-mail
John J. Donahoe
President and Chief Executive Officer
eBay Inc.
2065 Hamilton Avenue
San Jose, CA 95125

> **Re:** **eBay Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed January 31, 2014**
> **File No. 000-24821**

Dear Mr. Donahoe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business, page 4

Payments, page 6

1. We note your disclosure on page 7 regarding your partnership with Discover in the U.S., similar relationships with merchant acquirers and electronic point of sale providers in the U.S. and Europe, and PayPal Here in certain countries. Please tell us what consideration was given to disclosing any metrics and revenue amounts associated with these offerings to allow your readers to understand the significance of these relationships to your results, or if the impact is not material, making a statement to that effect. In your response, please quantify for us the financial impact of these platforms.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview, page 62

2. We read that GMV is the total value of all successfully closed items between users on your Marketplaces trading platforms (excluding eBay's classifieds websites, brands4friends and Shopping.com) during the applicable period, regardless of whether the buyer and seller actually consummated the transaction. Please tell us and revise your disclosure to clearly explain why GMV does not consider whether the transaction was consummated.

Results of Operations, page 63

Marketplaces Net Transaction Revenues, page 66

3. You state that the percentage increase in Marketplaces net transaction revenues was consistent with the increase in GMV excluding vehicles. Your statement implies that you expect a direct relationship between the change in Marketplaces net transaction revenues and the change in GMV excluding vehicles; however, it is unclear to us why you expect a direct relationship. Please tell us and disclose in reasonable detail why you expect a direct relationship between these two items. Your response should quantify the percentage of Marketplaces net transaction revenues consisting of fees based on a percentage of GMV excluding vehicles. In this regard, we note your statement on page 5 that the majority of your Marketplaces revenue comes from a take rate on GMV; however, if a significant portion of your Marketplaces net transaction revenue is not generated as a percentage of GMV, it appears that additional disclosures would be necessary to explain the factors that contributed to fluctuations or stability in that portion of your revenue. Also explain whether and why your take rate is a consistent percentage of GMV from year to year. Your response also should explain why the change in revenue is not expected to be influenced by vehicle sales.

4. You state on page 66 that your increase in net transaction revenues was due in part to growth in mobile. On pages 5 and 7, you describe the payment volume processed through mobile devices during 2013 for your Marketplaces and Payments segments, respectively. Additionally, on your January 22, 2014 earnings call, you discuss the combined 88% growth in your mobile-enabled commerce volume for eBay and PayPal. Furthermore, you disclose on page 7 that your acquisition of Braintree was completed to help strengthen your position in mobile payments and extend your coverage to a new class of retailers. As these statements may imply that growth in mobile is a significant component of your business strategy, and you disclose on page 66 in MD&A that it was one of the reasons for the growth in your Marketplaces segment's net transaction revenues, please tell us and disclose the revenue generated from your mobile platforms for the periods presented for applicable reportable segments.

Payments Net Transaction Revenues, page 66

5. You state that Payments net transaction revenues increased primarily due to net TPV growth. Your statement implies that you expect a direct relationship between the change in Payments net transaction revenues and the change in net TPV; however, it is unclear to us why you expect a direct relationship. Please tell us and disclose in reasonable detail why you expect a direct relationship between these two items. Your response should quantify the percentage of Payments net transaction revenues consisting of fees based on a percentage of net TPV. In this regard, we note your statement on page 6 that the majority of your Payments revenue comes from a take rate on net TPV; however, if a significant portion of your Payments net transaction revenue is not generated as a percentage of net TPV, it appears that additional disclosures would be necessary to explain the factors that contributed to fluctuations or stability in that portion of your revenue.

6. You state that the increase in net TPV was offset by a lower take rate and the impact of foreign currency movements and hedging. Please tell us and disclose the relative impact of each of these two factors that reduced your Payments net transaction revenue. We believe it is important to disclose the relative significance of each factor you have listed so that your investors can better assess the likelihood that past results are indicative of future results. Also tell us whether, at the time you prepared this Form 10-K, you reasonably expected the take rate to remain the same in 2014 or whether you expected the shift to larger merchants who pay lower rates to continue, resulting in a lower take rate in 2014, and how you determined you did not need to disclose your expectations as to whether this was a trend that would continue.

Enterprise Net Transaction Revenues, page 67

7. You state that Enterprise net transaction revenues increased primarily due to the increase in Merchandise Sales, partially offset by a lower take rate. Given the net increase in Enterprise net transaction revenues of 6%, the lower take rate appears to have significantly influenced the revenue from this segment. Please tell us and disclose why this segment experienced a lower take rate in 2013. Also tell us whether, at the time you prepared this Form 10-K, you reasonably expected the take rate to remain the same in 2014 or whether you expected the take rate to continue to decline in 2014, and how you determined you did not need to disclose your expectations as to whether this was a trend that would continue.

Liquidity and Capital Resources, page 72

Commitments and Contingencies, page 74

8. Reference is made to your table of fixed contractual obligations and commitments as of December 31, 2012 on page 71 within your Form 10-K for the fiscal year ended

December 31, 2012. We note the amounts included in the "Purchase Obligations" column of the table for the years ending December 31, 2014, 2015, 2016 and 2017 have decreased significantly when compared to the amounts presented for the same periods in your table as of December 31, 2013 presented on page 75 of your Form 10-K for the fiscal year ended December 31, 2013. As you disclose on page 75 that purchase obligation amounts are minimum purchase commitments, please explain to us in detail the reason for the significant decreases from the prior year, and tell us how you determined no disclosure concerning this matter was necessary.

Item 15. Exhibits and Financial Statement Schedule, page 83

Notes to Consolidated Financial Statements, page F-8

Note 5 – Segments, page F-19

9. We note that you disclose revenue in two categories for each segment: net transaction revenues and marketing services and other revenues. Please tell us how you concluded this disclosure meets the objective of ASC 280-10-50-40 and how you considered further disaggregation of your revenue streams. As part of your response, please explain to us in more detail the nature of each revenue stream included in each of these two categories, including clarifying differences in the fee structure and resulting differences in the level of control you have over the amount of revenue generated (e.g. negotiated fixed dollar amount, percentage of an underlying that is outside of your control, or amount determined through auction), and explain how you concluded that the nature of each revenue stream that has been aggregated was similar enough to warrant such aggregation. Based on the disclosures in your filing, it appears the revenue streams you should separately address in your response include listing fees, final value fees, fees paid by merchants for payment processing services, ecommerce service fees, the sale of advertisements, revenue sharing arrangements, classifieds fees, marketing service fees, lead referral fees, and interest and other fees categorized as other revenue. If any revenue stream has been aggregated with dissimilar revenue streams because it is not material for separate disclosure, please also explain this in your response.

Note 7- Fair Value Measurements of Assets and Liabilities, page F-23

10. We note that you have included a line item in your table of assets and liabilities measured at fair value on a recurring basis under the fair value hierarchy on page F-23 entitled "Funds receivable and customer accounts," categorized as a level 2 fair value measurement, as of December 31, 2013 and that this line item is not included in the table on page F-24 as of December 31, 2012. We also note your disclosure on page F-11 regarding how customer funds are not comingled with corporate funds and are maintained in separate interest and non-interest bearing band deposits, time deposits and government and agency securities with maturity dates of less than one year. We further

note your disclosure on page F-24 regarding the amount of funds receivable and customer accounts invested in short-term investments. We have the following comments:

- Provide us with a summary of the nature, amounts and, if applicable, maturity dates of investments that are included in the "Funds receivable and customer accounts" line item on page F-23.

- Tell us why a line item was included in the table as of December 31, 2013 and not as of December 31, 2012.

- Describe in detail whether there has been a change since the prior year in how customer funds are held, deposited or invested.

- As you have indicated the amounts within the "Funds receivable and customer accounts" line item are measured at fair value on a recurring basis, please tell us the amount of any unrealized gain or loss recorded on these amounts during the year ended December 31, 2013.

Note 16 – Income Taxes, page F-37

11. We note your disclosure on page F-38 that you provided U.S. tax on approximately $450 million of your non-U.S. earnings which you expect to repatriate in the future. Please explain these facts and circumstances in further detail, including what drove the decision of expected repatriation, and specifically tell us whether this is a change from a prior conclusion of indefinite reinvestment.

Exhibit 23.01

12. Please confirm to us that you received a signed consent from your auditors. Additionally, please ensure in future filings that the auditors' consent contains a conforming signature as required by Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief